TransAlta declares dividend

CALGARY, Alberta (October 25, 2001)  TransAlta Corporation (TSE: TA; NYSE: TAC) announced today that it has declared a dividend of $0.25 per share on common shares payable Jan. 1, 2002 to shareholders of record at the close of business on Dec. 1, 2001.

All currency is expressed in Canadian dollars except where noted.

TransAlta is Canada's largest non-regulated electric generation and marketing company, with more than $7 billion in assets and 8,000 megawatts of capacity. As one of North America's lowest cost operators, our growth is focused on developing coal and gas-fired generation in Canada, the U.S., and Mexico.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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For more information:

Media inquiries: Investor inquiries:

Nadine Walz Daniel J. Pigeon

Media Relations Specialist Director, Investor Relations

Phone: (403) 267-3655 Phone: 1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041 Phone: (403) 267-2520 Fax (403) 267-2590

Email: media_relations@transalta.com E-mail: investor_relations@transalta.com